Exhibit 99.1

CorpBanca Announces Conference Call and

First Quarter 2009 Financial Results

Santiago, Chile – May 8, 2009 - You are invited to participate in CorpBanca’s (NYSE: BCA, Santiago: CORPBANCA) conference call on Wednesday, May 13th, 2009 to discuss the First Quarter 2009 Results and respond to investor questions. On May 12th, 2009, CorpBanca will release its First Quarter Earnings Report after the market closes.

Time:	11:30 am (Santiago, Chile)
11:30 am EDT (US)
16:30 pm (UK)

Call Numbers:	U.S.A. participants please dial	1866 819 7111
	Outside the US please dial	+44 1452 542 301
	UK participants please dial	0800 953 0329

Chairperson: Mr. Sergio Benavente, Chief Financial Officer

You should dial in 10 minutes prior to the commencement of the call.

For your convenience, a 24 hour instant replay facility will be available, following the completion of the conference call, until Saturday May 16, 2009.

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call with PowerPoint slides through the internet accessible through the website of Capital Link at www.capitallink.com. Please click on the button “FIRST QUARTER 2009 FINANCIAL RESULTS WEBCAST”. The webcast will also be available on the company’s website at www.corpbanca.cl. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

To listen to the replay, please call:

Instant Replay Number	U.S.A.:	1866 247 4222	Access Code: 2339939#
Instant Replay Number	OTHER:	+44 1452 550 000	Access Code: 2339939#
Instant Replay Number	U.K.:	0800 953 1533	Access Code: 2339939#

About CorpBanca

CorpBanca (NYSE: BCA, Santiago: CORPBANCA), is a Chilean financial institution offering a wide variety of corporate and retail financial products and services.

Contacts:

CorpBanca:	Capital Link:

Pablo Mejia Ricci, CGA	Nicolas Bornozis
Head of Investor Relations	President
Santiago, Chile	New York, USA
Tel: (562) 660-2342	Tel: (212) 661-7566
investorrelations@corpbanca.cl	nbornozis@capitallink.com